Oracle Healthcare Acquisition Corp.

200 Greenwich Avenue, 3rd Floor

Greenwich, Connecticut 06830

March 2, 2006

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C.  20549

Attn: Mr. Jay Ingram

Re:	Oracle Healthcare Acquisition Corp.
Registration Statement on Form S-1
Registration No. 333-128748

Dear Ladies and Gentlemen:

                In connection with requesting the acceleration of the effectiveness of the above-captioned Registration Statement, we hereby acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (203) 862-7920 or Jonathan H. Gatsik of Willkie Farr & Gallagher LLP if you have any questions.

Very truly yours,

ORACLE HEALTHCARE ACQUISITION CORP.

By:	/s/ Joel D. Liffmann
Name: Joel D. Liffmann
Title: President and Chief Operating Officer